SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

2010 Results

Curitiba, Brazil, March 28, 2011 – Companhia Paranaense de Energia - COPEL (BM&FBOVESPA: CPLE3, CPLE5, CPLE6 / NYSE: ELP / LATIBEX: XCOP), a company that generates, transmits, distributes and sells power to the State of Paraná, announces its results for 2010. For comparative purposes, the 2009 figures have been adjusted to the new accounting practices.

COPEL’s consolidated balance sheet presents, in addition to the figures of its wholly owned subsidiaries (COPEL Geração e Transmissão, COPEL Distribuição and COPEL Telecomunicações), those of Compagas, Elejor, UEG Araucária, Centrais Eólicas do Paraná and Dominó Holdings, the latter jointly controlled with other shareholders. The consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with the accounting practices adopted in Brazil.

  Net Operating Revenue (NOR): R$ 6,901 million.
  Operating Income: R$ 1,381 million.
  Net Income of Controlling Company: R$ 988 million (R$3.61 per share).
  EBITDA (Earnings Before Interest, Taxes, Depreciation And Amortization): R$1,476 million.
  Return on Shareholder’s Equity: 9.8%.
  Growth in Power distribution: 5.9% (grid market).

The Company’s shares and main indexes presented the following variations in the period:

Ticker	Price	Var. %	Index	Points	Var. %
	12/31/2010	year		12/31/2010	year
CPLE3 (common/ BM&FBovespa)	R$ 38.00	4.1	IBOVESPA	69,305	1.0
CPLE6 (preferred B/ BM&FBovespa)	R$ 41.50	12.0
ELP (ADS/ Nyse)	US$ 25,17	17.3	DOW JONES	11,578	11.0
XCOP (preferred B/ Latibex)	€ 18.65	25.8	LATIBEX	3,788	9.0

2010 Earnings Results

SUMMARY
1. General Information	2
1.1 Audit Committee	2
1.2 International Financial Reporting Standards - IFRS	2
1.3 Main changes in COPEL’s financial statements	2
1.4 Provision for Contribution to Social Security Financing (Cofins):	7
1.5 Dividends and Interest On Capital (IOC)	7
2. Income Statement	7
2.1 Net Operating Revenues	7
2.2 Operating Costs and Expenses	9
2.3 EBITDA	11
2.4 Interest Income (Expenses)	11
2.5 Equity in Results of Investees	11
2.6 Net Income	11
3. Balance Sheet and Investment Program	11
3.1 Assets	11
3.2 Liabilities and Shareholders’ Equity	12
3.3 Investment Program	15
4. Shareholding Structure	15
5. Consolidated Financial Statements	16
5.1 Assets	16
5.2 Liabilities	17
5.3 Income Statement	18
5.4 Cash Flow	19
6. Financial Statements – Wholly-Owned Subsidiaries	20
6.1 Assets	20
6.2 Liabilities	21
6.3 Income Statement	22
7. Power Market 23	23
7.1 Captive Market	23
7.2 COPEL Distribuição’s Grid Market - TUSD	24
7.3 Energy Flow	24
8. Supplementary Information	26
8.1 Tariffs	26
8.2 Main Operational and Financial Indicators 27	27
8.3 Conference Call for the 2010 Results	28

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2010 Earnings Results

1. General Information

1.1 Audit Committee

     The contents of COPEL’s financial statements are monitored by the Company’s Board of Directors through the Audit Committee. To ensure the accuracy of these statements, the Audit Committee directly receives any reports or concerns about them.

1.2 International Financial Reporting Standards - IFRS

     The consolidated financial statements for the fiscal year 2010 are the first ones being presented in accordance with the IFRS. The Company adopted the new accounting policies for all periods presented, including the balance sheet on the transition date, which was defined as January 1, 2009.

1.3 Main changes in COPEL’s financial statements

1.3.1 Conceptual framework for the preparation and presentation of the financial statements Companies should prepare their financial statements in accordance with this pronouncement, which establishes the guidelines for recognition of assets, liabilities, revenues and expenses. The differences between the estimates included in the calculation of the electricity tariff and those effectively incurred by the Company, which used to be booked under regulatory assets and liabilities before the adoption of the new CPCs, are no longer recognized in the balance sheet, pursuant to this pronouncement, since they do not fit with the definition of assets and/or liabilities. Consequently, the balances of regulatory assets and liabilities booked before the first-time adoption of the new CPCs were recognized under retained earnings and net income, depending on the accrual period.

1.3.2 Borrowing Costs

     The accounting practice adopted by the Company was altered to reflect the requirement to capitalize borrowing costs related to the acquisition, construction or production of qualifying asset as part of the cost of its assets.

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2010 Earnings Results

1.3.3 Concession Contracts

     These rules set forth the guidelines for concessionaires about the method for booking concessions of public services to private entities and defines the general principles for the recognition and measurement of obligations and rights related to service concessions contracts.

     In view of the adoption of this interpretation and the electricity public service concessions, which grant the Company the right to charge for use of the concession's infrastructure, COPEL recognized for its energy distribution company: (i) financial assets - estimated portion of investments made and not amortized by the end of the concession, since it is an unconditional right of indemnification from the government; and (ii) intangible assets - remaining portion (residual value) due to its recovery being conditioned on the provision of public service, in this case, sale of energy to customers.

     Due to the transmission sector’s characteristics, financial assets represent all assets and rights to which the Company will be entitled during the concession period through the remuneration to be received: (i) for the concession’s infrastructure construction services, (ii) for the availability of the transmission system, and (iii) as indemnification to be received at the end of the concession period.

1.3.4 Deemed Cost

     COPEL chose to adopt the deemed cost for the assets related to the energy generation activity, adjusting the opening balances on the transition date according to their fair value estimated by the Company’s specialists. The increase in the depreciation rate, which was re-calculated due to the adoption of the deemed cost, resulted in R$ 156.5 million in 2010, and R$ 155.1 million in 2009.

     For the assets related to the telecommunication activity, internal studies indicate that the balances recognized on the transition date were adherent to their fair values and supported by the impairment test.

1.3.5 Construction Contracts

     This pronouncement sets forth the accounting treatment of revenues and expenses related to construction contracts. COPEL recognized revenues and costs related to construction or improvement services of the distribution and transmission assets.

     Considering that the Company outsources infrastructure construction to non-related parties, the construction margin for the distribution activity is not significant and hence was considered zero. The construction margin adopted for the transmission activity, related to the 2010 fiscal year, is 1.65% and results from a calculation method that considers business risk.

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2010 Earnings Results

1.3.6 Reversal of negative goodwill in the acquisition of interest in subsidiary

     According to the previous accounting standards, the Company used to recognize negative goodwill in the balance sheet and amortize it according to the estimated term, considering its basis. Since IFRS establish that negative goodwill must be recognized in the income statement, on the transition date, COPEL reversed negative goodwill of R$ 75.0 million (recorded under deferred revenues) to the income statement. Shareholders’ equity was increased by the same amount.

1.3.7 Employee Benefits

     The Company opted for the exemption of employee benefits, as established by the IFRS. Thus, the accrued net actuarial gains (R$ 868.1 million) were amortized and the liability (R$ 95.4 million) was written of against retained earnings in accordance with the previous accounting standards. Starting from this date, the Company recognizes the actuarial gains and losses according to the corridor approach, i.e., gains and losses are recognized only if they exceed 10% of the assets or 10% of the liabilities of the plans.

1.3.8 Income Tax and Social Contribution: deferred taxes

     The changes in accounting practices generated tributaries effects which were compensated with the application of the Tax Transition Regime – TTR. This compensation has generated deferred income tax and social contribution.

1.3.9 Reclassifications

According to the new accounting pronouncements, the following reclassifications were made in the Company’s financial statements:

  Judicial deposits related to probable contingencies and previously deducted from the respective provisions have been reclassified to non-current assets;
  Deferred taxes, previously recorded as current, have been reclassified to non-current;
  Exclusive funds, previously recorded under cash and cash equivalents, have been reclassified to financial investments;
  The declared dividends above minimum mandatory were recognized as a liability. In the IFRS, these dividends remain in the shareholders’ equity.

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2010 Earnings Results
  Minority shareholders’ interests, earlier recognized under non-current assets, will be recognized under shareholders’ equity. They used to be presented under earnings before profit, while according to the new practices, they are included in the group’s consolidated income; and
  Compensations between tax assets and liabilities.

1.3.10 Effects of the adoption of the IFRS:

The tables below sum up the main effects of the adoption of the IFRS on the 2009 balance sheet:

					R$'000
Assets	Item	BRGAAP	Reclassif.	Adjustments	IFRS
		12/31/2009			12/31/2009
CURRENT		3,827,745	(47,771)	(167,860)	3,612,114
Cash and cash equivalents	1.3.9	1,696,152	(177,629)	-	1,518,523
Financial invetments	1.3.9	192,660	177,630	-	370,290
Recoverable assets - concession	1.3.3	-	-	44,070	44,070
Income tax and social contribution paid in advance	1.3.9	41,238	(41,238)	-	-
Account for CVA	1.3.1	218,500	-	(218,500)	-
Other regulatory assets	1.3.1	17,526	-	(17,526)	-
NONCURRENT		10,005,751	126,805	2,568,233	12,700,789
Long-Term Assets		1,950,037	126,805	1,730,433	3,807,275
Judicial Deposits	1.3.9	73,436	85,567	9	159,012
Recoverable assets - concession	1.3.3	-	-	1,828,220	1,828,220
Income tax and social contribution paid in advance	1.3.8/9	355,021	41,238	1,623	397,882
Deferred regulatory assets - CVA	1.3.1	98,963	-	(98,963)	-
Investments	1.3.9	395,565	-	10,088	405,653
Property, plant and equipment	1.3.3/4	7,528,432	-	(868,784)	6,659,648
Intangible assets	1.3.3	131,717	-	1,696,496	1,828,213
TOTAL		13,833,496	79,034	2,400,373	16,312,903

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2010 Earnings Results

					R$'000
Liabilities	Item	BR GAAP	Reclassif.	Adjustments	IFRS
		12/31/2009			12/31/2009
CURRENT	-	1,841,162	(6,533)	(111,306)	1,723,323
Deferred income tax and social contribution	1.3.9	80,443	-	(80,443)	-
Aneel Concession - Use of public asset	1.3.3	36,576	-	1,453	38,029
Other regulatory liabilities	1.3.1	8,315	-	(8,315)	-
Account for CVA	1.3.1	25,020	-	(25,020)	-
NON CURRENT	-	2,908,736	85,567	1,070,914	4,065,217
Deferred income tax and social contribution	1.3.8	42,756	-	858,328	901,084
Aneel Concession - Use of public asset	1.3.3	-	-	312,626	312,626
Deferred revenues	1.3.6	74,994	-	(74,994)	-
Provision for disputes	1.3.9	474,544	85,567	-	560,111
Account for CVA	1.3.1	25,020	-	(25,020)	-
Other regulatory liabilities	1.3.1	26	-	(26)	-
NONCONTROLLING INTERESTS	1.3.9	253,537	(253,537)	-	-
SHAREHOLDERS' EQUITY	-	8,830,061	253,537	1,440,765	10,524,363
Attributed to the Company's controlling shareholders	-	8,830,061	-	1,465,937	10,295,998
Valuation adjustments	1.3.4	-	-	1,660,634	1,660,634
Retained earnings reserves	-	3,102,809	-	(194,697)	2,908,112
Attributed to minority shareholders	1.3.9	-	253,537	(25,172)	228,365
TOTAL		13,833,496	79,034	2,400,373	16,312,903

  The table below sums up the main effects of the adoption of the IFRS on the 2009 results:

				R$'000
Income Statement	Item	BR GAAP	Transition	IFRS
		12/31/2009	effect	12/31/2009

OPERATING REVENUES	-	5,617,311	632,829	6,250,140
Electricity availability	1.3.1	1,944,017	31,100	1,975,117
Construction revenue and margin	1.3.5	-	601,880	601,880
Operating Costs	-	(3,766,110)	(862,674)	(4,628,784)
Electricity purchase for resale	1.3.1	(1,681,876)	(134,972)	(1,816,848)
Use of main transmission grid	1.3.1	(609,649)	56,475	(553,174)
Pension and healthcare plans	1.3.7	(13,479)	(71,764)	(85,243)
Natural gas and supplies for the gas business	-	(135,353)	6,437	(128,916)
Depreciation and amortization	1.3.3/4	(363,597)	(145,633)	(509,230)
Construction costs	1.3.5	-	(601,614)	(601,614)
GROSS OPERATING REVENUE	-	1,851,201	(229,845)	1,621,356
Other Operating Revenue (expenses)	-	(489,597)	(74,297)	(563,894)
Selling expenses	1.3.7/4	(45,566)	(8,715)	(54,281)
General and Administrative expenses	1.3.7/4	(388,226)	(46,467)	(434,693)
Other revenues (expenses), net	1.3.7/4	(70,132)	(19,115)	(89,247)
Equity in results of investees	-	14,327	-	14,327
EARNINGS BEFORE FINANCIAL RESULT AND TAXES	-	1,361,604	(304,142)	1,057,462
Interest Income (expenses)	-	65,624	(58,889)	6,735
Interest income	1.3.3	365,918	(28,522)	337,396
Interest expenses	1.3.3/4	(300,294)	(30,367)	(330,661)
OPERATIONAL INCOME	-	1,427,228	(363,031)	1,064,197
INCOME TAX AND SOCIAL CONTRIBUTION	-	(377,326)	125,407	(251,919)
Income Tax and Social Contribution	1.3.8	(287,602)	(3,168)	(290,770)
Deferred Income Tax and Social Contribution	1.3.8	(89,724)	128,575	38,851
NET INCOME FOR THE PERIOD	-	1,049,902	(237,624)	812,278
Attributed to the Company's controlling shareholders	-	1,026,433	(234,657)	791,776
Attributed to minority shareholders	1.3.9	23,469	(2,967)	20,502

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2010 Earnings Results

  1.4 Provision for Contribution to Social Security Financing (Cofins):

       COPEL provisioned the amount of R$ 234.6 million for administrative tax proceedings that seek to require the Company to pay Cofins for previous periods. Given the complexity and peculiarity of both the facts and the legal issues involved in said proceedings, this amount has been considered as a probable loss.

  1.5 Dividends and Interest On Capital (IOC)

       COPEL will propose to the General Shareholders’ Meeting, which is scheduled for April 2011, the payment of R$ 200 million as IOC and of R$ 81.5 million as dividends, for a total of R$ 281.5 million in connection with fiscal year 2010. This total already includes the advance payment of R$ 85.0 million as interest on capital on September 20, 2010.

2. Income Statement

  2.1 Net Operating Revenues

In 2010, “net operating revenues” reached R$ 6,901.1 million, up 10.4% on the R$ 6,250.1 million recorded in 2009. The most important variations were:
(i)

  the 7.5% increase in revenues from “electricity sales to final customers”, which reflects only actual sales revenues, not including revenues from the use of the distribution system (TUSD), due basically to: (i) the 5.2% upturn in the captive market consumption, particularly the industrial and commercial customers, with 5.8% and 6.3% increases, respectively; (ii) the extinction of the tariff discount policy for customers that used to pay their bills on time; and (iii) the average rate increase of 2.46% passed on as of June 24, 2010, in accordance with Aneel Resolution 1,015/10;

(ii)

  the 6.5% increase in revenues from “electricity sales to distributors”, due to: (i) increased prices under power purchase agreements in the regulated market (CCEAR) and bilateral contracts; and (ii) higher revenue from short-term electricity market (CCEE);

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2010 Earnings Results

(iii)

  the “use of the main transmission grid” item comprises revenues from the use of the distribution system (TUSD), from the use of the basic transmission network, and from the use of the connection network, has recorded a 15.1% increase, mostly on account of: (i) increased in grid market, and (ii) the tariff adjustment;

(iv)

  the 10.2% increase in “construction revenue,” due to the booking of revenues related to infrastructure construction or improvement services used in the provision of electricity distribution and transmission services;

(v)	the 22.0% increase in “telecommunications revenues,” due to new customers and higher volume of services to existing customers;

(vi)

  the 15.7% increase in “distribution of piped gas” (supplied by Compagas), basically due to the effects of the global economic recovery and the resulting increase in gas sales, particularly to the industrial segment; and

(vii)	the 8.1% increase in "other operating revenues", primarily due to greater dispatch at the Araucária thermal power plant in the second half of 2010.

			R$'000
Income Statement	2010	2009	Var.%
Electricity sales to final customers	2,213,403	2,059,554	7.5
Electricity sales to distributors	1,288,001	1,209,157	6.5
Use of main transmission grid	2,272,421	1,975,117	15.1
Construction revenue	663,534	601,880	10.2
Telecommunications revenues	97,882	80,262	22.0
Distribution of piped gas	237,272	205,158	15.7
Other operating revenues	128,600	119,012	8.1
Net operating revenues	6,901,113	6,250,140	10.4

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2010 Earnings Results

  2.2 Operating Costs and Expenses

In 2010, operating costs and expenses totaled R$ 5,968.1 million, a 14.6% increase over the R$ 5,207.0 million recorded in 2009. The main variations were:

(i)

  the 8.6% increase in “electricity purchased for resale” on account of the higher costs of energy from auctions (CCEAR) and Proinfa - Alternative Energy Sources Incentive Program, which were partially offset by the reduction in the costs from purchase of energy from Itaipu and the Electric Power  Commercialization Chamber (CCEE). The breakdown of electricity purchased for resale is shown below:

			R$'000
Electricity Purchased for Resale	2010	2009	Var. %
Itaipu	468,296	521,023	(10.1)
CCEAR (Auction)	1,370,709	1,184,902	15.7
CCEE	58,446	62,110	(5.9)
Itiquira	117,813	116,195	1.4
Dona Francisca	61,189	60,303	1.5
Proinfa	105,972	75,685	40.0
(-) Pis/Pasep and Cofins	(210,150)	(203,370)	3.3
TOTAL	1,972,275	1,816,848	8.6

(ii)

  the 7.2% increase in “charges for the use of the main transmission grid,” primarily due to the start-up of new assets and higher System Service Charges (ESS), as defined by Aneel. System Service Charges are collected to cover the costs of such system services as those resulting from the dispatched generation regardless of priority, among others;

(iii)

  in 2010, “personnel and management” expenses totaled R$ 811.5 million, up 0.2% on 2009, driven by wage increases applied as from October 2009 (6.02%) and October 2010 (6.5%), partially offset by the results of the Voluntary Dismissal Program (PDV);

(iv)

  the balance of “pension and healthcare plans” item reflects the accrual of liabilities pursuant to the 2010 actuarial report on the Healthcare Plan, calculated according to the criteria set by CVM Ruling no. 600/2009, such as the monthly installments of each plan have also been recorded;

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2010 Earnings Results

(v)	“materials and supplies” increased by 21.5%, mainly reflecting higher purchases of materials for the power system;

(vi)	“raw material and supplies for energy production” include expenses with the acquisition of charcoal for the Figueira thermoelectric power plant;

(vii)	“natural gas and supplies for the gas business” increased by 12.2% and reflects the amounts of natural gas acquired by Compagas to supply third-parties;

(viii)	the 9.3% increase in “third-party services,” largely due to higher expenses with power grid maintenance, and data processing and transmission;

(ix)	the adoption of the IFRS entailed the attribution of fair value of the assets related to the energy generation activity, which led to an increase in the depreciation rate;

(x)	the variation in “provisions and reversals” is mainly due to the provision of R$ 234.6 million for the tax administrative proceedings related to Cofins;

(xi)	“construction cost” increased by 10.2%, reflecting the investments made in the energy transmission and distribution divisions during 2010; and

(xii)

  the 7.5% variation in “other operating costs and expenses” was due mostly to higher payments of financial compensation for use of water resources, due to higher hydroelectric power output, and the recognition of losses: (i) due to asset impairment (impairment of goodwill of UEG Araucária in the amount of R$ 44.6 million), and (ii) in the deactivation and sale of assets.

			R$ '000
Operating Costs and Expenses	2010	2009	Var.%
Electricity purchase for resale	1,972,275	1,816,848	8.6
Charges for the use of main transmission grid	592,741	553,174	7.2
Personnel and management	811,514	810,051	0.2
Pension and healthcare plans	124,221	109,732	13.2
Material and supplies	84,124	69,223	21.5
Raw material and supplies for electricity generation	22,975	21,231	8.2
Natural gas and supplies for the gas business	144,648	128,916	12.2
Third-party services	350,906	321,066	9.3
Depreciation and amortization	542,992	539,781	0.6
Provisions and reversals	362,776	(39,937)	-
Construction costs	662,887	601,614	10.2
Other operating costs and expenses	296,084	275,306	7.5
TOTAL	5,968,143	5,207,005	14.6

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2010 Earnings Results

  2.3 EBITDA

       In 2010, EBITDA (Earnings Before Interest, Taxes, Depreciation And Amortization) totaled R$ 1,476.0 million, down 6.8% on the R$ 1,582.9 million recorded in 2009.

  2.4 Interest Income (Expenses)

       Financial income increased by 93.3% to R$ 652.2 million in 2010, as a result of the monetary variation on financial assets from the distribution activity. Financial expenses in the period reached R$ 303.8 million, down 8.1% on 2009, primarily due to lower debt charges and the effects of joining the Tax Recovery Program (REFIS) last year.

  2.5 Equity in Results of Investees

       Equity in investees and subsidiaries reflects the gains and losses on the investments in COPEL's investees and subsidiaries. In 2010, this item mainly comprised R$ 34.0 million from Dona Francisca Energética (R$ 28,6 million related to account practices standardization of Aneel Ruling no. 288/02), R$ 32.6 million from Sercomtel Telecom (R$ 23.4 million related to reversal of impairment losses), R$ 22.1 million from Sanepar, and R$ 10.1 million from Foz do Chopim Energética.

  2.6 Net Income

  COPEL recorded net income of R$ 987.8 million in 2010 (equivalent to R$ 3.61 per share), 24.8% higher than in 2009.

3. Balance Sheet and Investment Program

  3.1 Assets

       On December 31, 2010, COPEL’s total assets amounted to R$ 17,859.4 million, up 9.5% on the figure recorded at the close of 2009.

  3.1.1 Cash, Cash Equivalents and Financial Investments

       At the close of 2010, COPEL’s cash, cash equivalents and short-term financial investments totaled R$ 2,392.6 million and were mostly invested in Bank Deposit Certificates (CDBs) issued by official banks, repo operations, and Government Bond Investment Funds. The investments earned an average yield of 100% of the CDI variation in the period.

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2010 Earnings Results

  3.1.2 CRC Transferred to the State of Paraná

       Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$ 1,197.4 million, in 244 monthly installments recalculated by the price amortization system, updated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities. The current CRC balance is R$ 1,341.2 million.

       The State of Paraná has been paying the renegotiated installments pursuant to the fourth addendum. The amortizations are backed by dividend proceeds.

  3.1.3 Recoverable Assets - Concession

       Based on the characteristics established in the electricity distribution and transmission concession contracts, the management understands that the conditions for the adoption of the Technical Interpretation ICPC-01 – Concession Contracts are met. The ICPC-01 sets forth guidelines on the recognition of public service concessions.

  3.1.4 Fixed Assets

       The Company adopted the deemed cost method to determine the fair value of the fixed assets of COPEL Geração e Transmissão. These fixed assets are depreciated according to the straight-line method based on the annual rates established by Aneel, which are practiced and accepted by the market as adequate, limited to the term of concession, when applicable. The estimate useful life, the residual values and the depreciation are reviewed at the end of the balance sheet date and the effect of any changes in the estimates is prospectively recognized.

  3.1.5 Intangible Assets

       Intangible assets represent the exploration rights of the construction and electricity supply services, which will be recovered by billing customers.

  3.2 Liabilities and Shareholders’ Equity

       COPEL’s consolidated debt (including debentures) at the end of December 2010 was R$1,985.2 million, representing a debt/equity ratio of 18.0%.

       The shareholders’ equity attributed to minority shareholders of COPEL on December 31, 2010, was R$ 11,030.1 million, 7.1% higher than in 2009 and equivalent to R$ 40.31 per share (book value).

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2010 Earnings Results

  3.2.1 Debt Profile

       The breakdown of the balance of loans, financing and debentures is shown in the table below:

				R$'000
		Short-term	Long-term	Total
	IBD	9,233	-	9,233
Foreign	National Treasury	5,278	51,397	56,675
Currency	Eletrobras	5	15	20
	Total	14,516	51,412	65,928
	Eletrobras - COPEL	44,643	257,673	302,316
	BNDES - Compagas	6,330	43	6,373
Domestic	Debentures - COPEL	621,157	-	621,157
Currency	BNDES/Banco do Brasil S/A - Mauá	2,860	274,992	277,852
	Banco do Brasil S/A and other	14,746	696,862	711,608
	Total	689,736	1,229,570	1,919,306
TOTAL		704,252	1,280,982	1,985,234

       The loan, financing and debentures maturities are presented below:

						R$'000
	2011	2012	2013	2014	2015	After 2015
Loans and Financing	83,095	67,701	188,168	516,517	183,780	324,816
Domestic Currency	68,579	64,215	185,932	515,396	183,780	280,247
Foreign Currency	14,516	3,486	2,236	1,121	-	44,569
Debentures	621,157	-	-	-	-	-
TOTAL	704,252	67,701	188,168	516,517	183,780	324,816

       COPEL’s consolidated net debt (loans, financing and debentures minus cash) declined significantly in recent years, as shown in the following chart:

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13

2010 Earnings Results

  3.2.2 Aneel Concession – Use of Public Asset

       It refers to the concession charges for the Use of Public Asset (UBP) incurred since the operational start-up of the project until the final date of concession, with a matching amount recorded under intangible assets.

				R$ million
	Elejor	Mauá	Colíder	Total
Current liabilities	40,984	-	-	40,984
Noncurrent liabilities	317,850	10,926	11,323	340,099

  3.2.3 Contingencies and Provisions for Disputes

       The Company is involved in a series of lawsuits in different courts and instances. The Company’s management, based on its legal advisors’ opinion, maintains provisions for contingencies for those cases assessed as probable losses.

       The balance of provisions for contingencies is as follows:

					R$ '000
Consolidated	12/31/2010	12/31/2009	01/01/2009	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
Tax	321,480	77,858	263,911	312.9	21.8
Labor suits	146,898	123,259	95,254	19.2	54.2
Employees and Benefits	52,695	35,172	34,445	49.8	53.0
Civil	306,417	286,802	222,921	6.8	37.5
Suppliers	86,101	84,024	52,209	2.5	64.9
Civil and administrative claims	73,237	57,213	29,987	28.0	144.2
Easements	9,065	14,902	15,615	(39.2)	(41.9)
Condemnations and property	132,709	125,339	119,645	5.9	10.9
Customers	5,305	5,324	5,465	(0.4)	(2.9)
Environmental claims	41	10	-	310.0	-
Regulatory	38,847	37,010	36,851	5.0	5.4
TOTAL	866,378	560,111	653,382	54.7	32.6

       The lawsuits classified as representing probable losses, estimated by the Company and its subsidiaries at the end of 2010, totaled R$ 2,967.8 million, and were classified as follows: labor –R$ 115.6 million; employee benefits – R$ 32.8 million; regulatory – R$ 1,629.0 million; civil –R$ 141.2 million; and tax – R$ 1,049.2 million.

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14

2010 Earnings Results

  3.3 Investment Program

       COPEL’s investments in 2010 and the investment program for 2011, approved by the Board of Directors, are presented below:

			R$ million
	Carried out	Scheduled	Scheduled
	2010	2010	2011

Generation and Transmission	106.9	176.4	860.4
Consórcio Energético Cruzeiro do Sul (UHE Mauá)	168.7	323.3	164.4
Distribution	676.3	761.8	933.3
Telecommunications	75.4	81.4	102.4
TOTAL	1027.3	1,342.9	2,060.5

4. Shareholding Structure

       On December 31, 2010, paid-in capital totaled R$ 6,910 million, composed of the following shares (with no par value) and shareholders:

							Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-	-	14	-	85,042	31.1
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
Eletrobras	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,620	13.5	129	33.2	100,903	78.7	120,653	44.1
BM&FBOVESPA	19,489	13.4	129	33.0	60,680	47.3	80,298	29.3
NYSE	132	0.1	-	-	40,067	31.2	40,199	14.7
LATIBEX	-	-	-	-	156	0.2	156	0.1
Other	552	0.4	260	66.8	36	-	848	0.2
TOTAL	145,031	100.0	390	100.0	128,234	100.0	273,655	100.0

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15

2010 Earnings Results

5. Consolidated Financial Statements

5.1 Assets
					R$'000
Assets	12/31/2010	12/31/2009	01/01/2009	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	4,157,790	3,612,114	3,447,024	15.1	20.6
Cash and cash equivalents	1,794,416	1,518,523	1,649,481	18.2	8.8
Financial investments	598,173	370,290	314,901	61.5	90.0
Customers	1,162,627	1,071,986	981,842	8.5	18.4
Dividends receivable	5,851	5,135	5,247	13.9	11.5
CRC transferred to the State of Paraná	58,816	49,549	47,133	18.7	24.8
Recoverable assets - concession	54,700	44,070	27,685	24.1	97.6
Other receivables	161,069	133,002	105,050	21.1	53.3
Inventories	121,424	112,102	83,547	8.3	45.3
Income tax and social contribution	158,213	270,558	200,544	(41.5)	(21.1)
Other current taxes recoverable	37,536	31,933	28,021	17.5	34.0
Prepaid expenses	4,965	4,966	3,573	-	39.0
NONCURRENT	13,701,642	12,700,789	12,486,817	7.9	9.7
Long-Term Assets	4,805,293	3,807,275	3,572,278	26.2	34.5
Financial investments	33,431	64,298	106,931	(48.0)	(68.7)
Customers	43,729	51,932	85,046	(15.8)	(48.6)
CRC transferred to the State of Paraná	1,282,377	1,205,025	1,272,770	6.4	0.8
Judicial deposits	400,699	159,012	173,514	152.0	130.9
Recoverable assets - concession	2,423,345	1,828,220	1,460,462	32.6	65.9
Other receivables	15,224	16,949	12,214	(10.2)	24.6
Income tax and social contribution	12,341	-	-	-	-
Other current taxes recoverable	84,862	83,957	62,468	1.1	35.8
Income tax and social contribution paid in advance	507,710	397,882	398,873	27.6	27.3
Loans with related parties	1,575	-	-	-	-
Investments	483,450	405,653	406,755	19.2	18.9
Property, plant and equipment	6,663,945	6,659,648	6,772,095	0.1	(1.6)
Intangible assets	1,748,954	1,828,213	1,735,689	(4.3)	0.8
TOTAL	17,859,432	16,312,903	15,933,841	9.5	12.1

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16

2010 Earnings Results

  5.2 Liabilities

					R$'000
Liabilities	31/12/2010	31/12/2009	01/01/2009	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	2,536,801	1,723,323	1,869,045	47.2	35.7
Accrued payroll costs	175,584	206,957	159,388	(15.2)	10.2
Suppliers	612,568	543,529	497,832	12.7	23.0
Income tax and social contribution	153,249	124,505	134,263	23.1	14.1
Other taxes payable	378,871	325,990	235,588	16.2	60.8
Loans, financing and debentures	704,252	135,893	293,461	-	140.0
Dividends payable	163,634	90,806	243,652	80.2	(32.8)
Post-employment benefits	24,255	22,505	21,344	7.8	13.6
Regulatory charges	56,105	29,523	43,123	90.0	30.1
Research and development and energy efficiency	155,991	121,005	126,484	28.9	23.3
ANEEL Concession - Use of public asset	40,984	38,029	38,166	7.8	7.4
Other payables	71,308	84,581	75,744	(15.7)	(5.9)
NON-CURRENT	4,026,805	4,065,217	4,103,702	(0.9)	(1.9)
Suppliers	144,936	175,796	214,157	(17.6)	(32.3)
Taxes payable	32,252	131,650	618	(75.5)	5118.8
Deferred income tax and social contribution	887,218	901,084	935,022	(1.5)	(5.1)
Loans, financing and debentures	1,280,982	1,537,528	1,571,172	(16.7)	(18.5)
Post-employment benefits	384,208	352,976	331,165	8.8	16.0
Research and development and energy efficiency	90,732	90,493	72,079	-	25.9
ANEEL Concession - Use of public asset	340,099	312,626	319,433	8.8	6.5
Other accounts payable	-	2,953	6,674	-	(100.0)
Reserve for litigation	866,378	560,111	653,382	54.7	32.6
SHAREHOLDERS' EQUITY	11,295,826	10,524,363	9,961,094	7.3	13.4
Attributed to minority shareholders	11,030,123	10,295,998	9,742,217	7.1	13.2
Stock capital	6,910,000	4,460,000	4,460,000	54.9	54.9
Capital reserves	-	838,340	838,340	-	(100.0)
Valuation adjustments	1,559,516	1,660,634	1,750,069	(6.1)	(10.9)
Legal reserves	478,302	428,912	377,590	-	26.7
Profit reserves	2,056,526	2,908,112	2,316,218	(29.3)	(11.2)
Proposed additional dividends	25,779	-	-	-	-
Attributed to minority shareholders	265,703	228,365	218,877	16.4	21.4
TOTAL	17,859,432	16,312,903	15,933,841	9.5	12.1

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17

2010 Earnings Results

  5.3 Income Statement

			R$'000
INCOME STATEMENT	2010	2009	Var.%
OPERATING REVENUES	6,901,113	6,250,140	10.4
Electricity sales to final customers	2,213,403	2,059,554	7.5
Electricity sales to distributors	1,288,001	1,209,157	6.5
Use of main transmission grid	2,272,421	1,975,117	15.1
Construction revenue	663,534	601,880	10.2
Telecommunications revenues	97,882	80,262	22.0
Distribution of piped gas	237,272	205,158	15.7
Other operating revenues	128,600	119,012	8.1
Operating costs and expenses	(5,968,143)	(5,207,005)	14.6
Electricity purchased for resale	(1,972,275)	(1,816,848)	8.6
Use of main transmission grid	(592,741)	(553,174)	7.2
Personnel and management	(811,514)	(810,051)	0.2
Pension and healthcare plans	(124,221)	(109,732)	13.2
Material and supplies	(84,124)	(69,223)	21.5
Raw material and supplies for electricity generation	(22,975)	(21,231)	8.2
Natural gas and supplies for the gas business	(144,648)	(128,916)	12.2
Third-party services	(350,906)	(321,066)	9.3
Depreciation and amortization	(542,992)	(539,781)	0.6
Provisions and reversals	(362,776)	39,937	-
Construction costs	(662,887)	(601,614)	10.2
Other operating expenses	(296,084)	(275,306)	7.5
RESULT OF OPERATIONS	932,970	1,043,135	(10.6)
Equity in results of investees	99,337	14,327	593.4
Interest Income (expenses)	348,425	6,735	-
Interest income	652,231	337,396	93.3
Interest expenses	(303,806)	(330,661)	(8.1)
OPERATING INCOME (EXPENSES)	1,380,732	1,064,197	29.7
INCOME TAX AND SOCIAL CONTRIBUTION	(370,451)	(251,919)	47.1
Income tax and social contribution	(497,968)	(290,770)	71.3
Deferred income tax and social contribution	127,517	38,851	228.2
NET INCOME (LOSS)	1,010,281	812,278	24.4
Attributed to the Company's controlling shareholders	987,807	791,776	24.8
Attributed to minority shareholders	22,474	20,502	9.6
Earning per share - R$	3.61	2.89	24.8
EBITDA	1,475,962	1,582,916	(6.8)

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18

2010 Earnings Results

  5.4 Cash Flow

		R$'000
Consolidated Cash Flow	2010	2009
Cash flow from operating activities
Net income for the period	1,010,281	812,278
Adjustments to reconcile net income to cash provided by operating activities:	1,030,809	745,478
Depreciation	336,902	348,965
Amortization of intangible assets - concession	200,992	185,785
Amortization of intangible assets - other	5,098	5,031
Unrealized monetary and exchange variations, net	(116,826)	126,341
Remuneration of accounts receivable related to the concession	(272,613)	(282,315)
Equity in the results of investees	(99,337)	(14,327)
Income Tax and Social Contribution	497,968	290,770
Deferred Income Tax and Social Contribution	(127,517)	(38,851)
Provision for loss with receivable accounts related to concession	21,333	6,700
Provision for doubtful accounts	26,424	16,448
Provision for losses with investments devaluation	2,114	733
Reserve for contingencies	334,238	(57,118)
Provisions for post-employment benefits	48,314	34,052
Provision for research and development and energy efficiency	61,339	56,284
Loss on disposal of accounts receivables related to concession	25,707	26,686
Loss on disposal of investments	589	160
Results on disposal of property, plant, and equipment	26,641	22,594
Results on disposal of intangible	14,871	17,540
Loss on disposal of intangible related to concession	44,572	-
Reduction (increase) of assets	60,548	110,359
Increase (reduction) of liabilities	(853,896)	(426,951)
Net cash generated by operating activities	1,247,742	1,241,164
Cash flow from investing activities
Financial investments	(183,880)	(10,013)
Additions in investments	(180)	(151)
Additions to property, plant, and equipment:	(353,367)	(243,791)
Additions to intangible assets related to concessions	(655,411)	(679,248)
Additions to other intangible	(28,177)	(1,122)
Customer contributions	89,177	57,422
Net cash generated (used) by investing activities	(1,131,838)	(876,903)
Cash flow from financing activities
Payment of capital in affiliates by noncontrolling shareholders	30,812	-
Loans and financing obtained	552,479	144,262
Amortization of principal amounts of loans and financing	(46,593)	(62,987)
Amortization of principal amounts of debentures	(177,908)	(163,175)
Dividends and interest on capital paid	(198,801)	(413,319)
Net cash used by financing activities	159,989	(495,219)
Increase (decrease) in cash and cash equivalents	275,893	(130,958)
Cash and cash equivalents at the beginning of the period	1,518,523	1,649,481
Cash and cash equivalents at the end of the period	1,794,416	1,518,523
Variation in cash and cash equivalents	275,893	(130,958)

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19

2010 Earnings Results

6. Financial Statements – Wholly-Owned Subsidiaries

  6.1 Assets

			R$'000
Assets	GET	DIS	TEL
CURRENT	1,705,037	1,963,891	42,797
Cash and cash equivalents	1,163,455	669,079	6,942
Financial investment	209,927	31,014	-
Customers	213,070	931,463	19,929
Dividends receivable	4,480	-	-
CRC transferred to the State of Paraná	-	58,816	-
Recoverable assets - concession	54,700	-	-
Other	28,152	127,198	661
Inventories	24,429	83,893	11,758
Income Tax and Social Contribution	280	30,685	821
Other current taxes recoverable	4,449	30,089	2,426
Prepaid expenses	2,095	1,654	260
NONCURRENT	6,780,873	4,744,228	249,112
Long-Term Assets	927,450	3,451,017	13,934
Financial investment	5,306	26,280	-
Customers	-	43,729	-
CRC transferred to the State of Paraná	-	1,282,377	-
Judicial deposits	21,652	147,895	233
Recoverable assets - concession	785,457	1,637,888	-
Other assets	1,878	3,280	-
Other current taxes recoverable	10,453	64,303	7,273
Income tax and social contribution paid in advance	102,704	245,265	6,428
Investments	390,810	4,232	-
Property, Plant and Equipment	5,427,187	-	222,291
Intangible Assets	35,426	1,288,979	12,887
TOTAL	8,485,910	6,708,119	291,909

  GET: COPEL Geração e Transmissão, DIS: COPEL Distribuição, TEL: COPEL Telecomunicações

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20

2010 Earnings Results

  6.2 Liabilities

			R$'000
Liabilities	GET	DIS	TEL
CURRENT	964,245	1,449,633	33,721
Accrued payroll costs and provisions	42,321	118,790	11,014
Suppliers	167,101	444,987	7,759
Income Tax and Social Contribution	119,049	-	-
Other taxes	33,976	254,810	3,290
Loans, financing and debentures	46,233	17,950	-
Dividends payable	510,952	355,968	10,474
Post-employment benefits	6,232	16,811	1,093
Regulatory charges	3,630	52,476	-
Research and development and energy efficiency	12,569	140,381	-
Other accounts payable	22,182	47,460	91
NON-CURRENT	1,795,582	1,941,675	16,826
Associated companies and subsidiaries	-	715,539	-
Suppliers	160,736	-	-
Taxes payable	-	11,553	-
Deferred income tax and social contribution	822,195	32,563	-
Loans, financing and debentures	425,628	525,711	-
Post-employment benefits	104,541	262,728	15,774
Research and development and energy efficiency	26,285	64,447	-
ANEEL Concession – Use of Public Asset	22,249	-	-
Reserve for litigation	233,948	329,134	1,052
SHAREHOLDERS' EQUITY	5,726,083	3,316,811	241,362
Attributed to minority shareholders
Capital stock	3,505,994	2,624,841	194,755
Valuation adjustemnts	1,540,695	13,463	-
Legal Reserve	182,162	108,500	3,521
Retained earnings reserve	145,366	570,007	43,086
Proposed additional dividends	351,866	-	-
TOTAL	8,485,910	6,708,119	291,909

  GET: COPEL Geração e Transmissão, DIS: COPEL Distribuição, TEL: COPEL Telecomunicações

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21

2010 Earnings Results

  6.3 Income Statement

			R$'000
Income Statement	GET	DIS	TEL
Operating revenues	1,721,556	4,939,328	139,153
Electricity sales to final customers	113,102	2,104,950	-
Electricity sales to distributors	1,300,613	64,471	-
Use of main transmission grid	236,698	2,117,454	-
Construction revenue	41,019	599,634	-
Telecommunications revenues	-	-	139,153
Leases and rents	1,130	53,755	-
Other operating revenues	28,994	(936)	-
Operating costs and expenses	(1,094,516)	(4,577,731)	(99,047)
Electricity purchase for resale	(58,281)	(2,170,875)	-
Use of main transmission grid	(184,585)	(468,723)	-
Personel and management	(198,137)	(546,834)	(43,920)
Pension and healthcare plans	(30,535)	(86,359)	(5,655)
Material	(21,192)	(60,132)	(1,517)
Raw material and supplies for electricity generation	(20,704)	-	-
Natural gas and supplies for the gas business	-	-	-
Third-party services	(72,269)	(277,437)	(16,747)
Depreciation and amortization	(262,802)	(180,701)	(28,540)
Provisions and reversals	(17,475)	(106,913)	903
Construction cost	(40,372)	(599,634)	-
Other operating expenses	(188,164)	(80,123)	(3,571)
Equity in results of investees	(3,345)	-	-
Earnings before financial result and taxes	623,695	361,597	40,106
Interest Income (expenses)	62,311	378,910	4,059
Earnings before income taxes	686,006	740,507	44,165
Income tax and social contribution	(221,956)	(193,982)	(11,287)
Deferred income tax and social contribution	65,072	(22,012)	(184)
Net Income (Loss)	529,122	524,513	32,694
EBITDA	889,842	542,298	68,646

  GET: COPEL Geração e Transmissão, DIS: COPEL Distribuição, TEL: COPEL Telecomunicações

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22

2010 Earnings Results

7. Power Market

  7.1 Captive Market

       The captive market consumed 21,304 GWh, up by 5.2% in 2010.

       The residential segment consumed 5,925 GWh, up 4.6% due to an increase of 3.7% in the number of customers, a 0.9% upturn in average residential consumption, the buoyant job market and the expansion of credit, which increase the acquisition of home appliances. This segment represented 27.8% of COPEL’s captive market. By the end of the period, COPEL supplied power to 2,964,805 residential customers.

       The industrial segment consumed 7,092 GWh, 5.8% up, due particularly to better performance of the food, auto and machinery and equipment industries. This segment represented 33.3% of COPEL’s captive market. By year end, COPEL supplied power to 69,198 captive industrial customers.

       The commercial segment consumed 4,466 GWh, an increase of 6.3%, due to the healthy job market and the increase in consumer credit. The commercial segment represented 21.0% of COPEL’s captive market. By the end of 2010, COPEL supplied power to 308,987 captive commercial customers.

       The rural segment consumed 1,774 GWh up 5.6%, due to the increase of 3.9% in the number of customers and the economy expansion. This segment represented 8.3% of COPEL’s captive market. By the end of 2010, COPEL supplied power to 366,694 rural customers.

       Other segments (public agencies, public lighting, public services and own consumption) consumed 2,047 GWh, 2.7% up in the period. These segments represented 9.6% of COPEL’s captive market. At the end of the year, COPEL supplied power to 49,715 customers in these segments.

       The following table shows the captive market for each consumption segment:

						GWh
Segment	4Q10	4Q09	Var.%	2010	2009	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Residential	1,479	1,444	2.4	5,925	5,664	4.6
Industrial	1,772	1,789	(1.0)	7,092	6,704	5.8
Commercial	1,120	1,103	1.5	4,466	4,200	6.3
Rural	438	421	4.0	1,774	1,680	5.6
Other	514	515	(0.2)	2,047	1,994	2.7
Captive Segment Total	5,323	5,272	1.0	21,304	20,242	5.2

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23

2010 Earnings Results

  7.2 COPEL Distribuição’s Grid Market - TUSD

       COPEL Distribuição’s grid market, comprising the captive market, concessionaries and licensees (other utilities within the State of Paraná) and all free customers within the Company’s concession area, grew 5.9%, as the following table:

						GWh
	4Q10	4Q09	Var.%	2010	2009	Var. %
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Captive Market	5,323	5,272	1.0	21,304	20,242	5.2
Concessionaires	142	134	6.0	568	524	8.3
Free Customers	829	729	13.7	3,211	2,929	9.6
Grid Market	6,294	6,135	2.6	25,083	23,695	5.9
* Total free customers supplied by COPEL GET and other suppliers within COPEL DIS’ concession area.

  7.3 Energy Flow

       COPEL Consolidated

			GWh
	2010	2009	Var.%
Own Generation	24,321	18,321	32.7
Purchased energy	25,733	28,051	(8.3)
Itaipu	5,306	5,379	(1.4)
Auction – CCEAR	16,648	15,672	6.2
Itiquira	602	911	(34)
Dona Francisca	646	646	-
CCEE (MCP)	434	315	61.8
MRE	-	3,423	-
Other	2,097	1,705	23.0
Total Available Power	50,054	46,372	7.9
Captive Market	21,304	20,242	5.2
Concessionaires	568	524	9.3
Free Customers	1,054	1,044	(3.8)
Bilateral Agreements	1,456	1,085	34.2
Auction – CCEAR	14,635	14,965	(2.2)
CCEE (MCP)	348	577	(39.7)
MRE	6,946	4,501	54.3
Losses and differences	3,743	3,434	9.0
Basic network losses	1,194	1,069	26.8
Distribution losses	2,298	2,236	3.2
CG contract allocation	251	129	97.7

www.copel.com/ri	ri@copel.com
24

2010 Earnings Results

  COPEL Geração e Transmissão

			GWh
	2010	2009	Var. %
Own Generation	24,321	18,321	32.7
CCEE (MCP)	50	24	104.9
MRE	-	3,423	-
Dona Francisca	646	646	-
Total Available Power	25,016	22,415	11.6
Bilateral Agreements	1,456	1,085	34.2
CCEAR – COPEL Distribuição	1,230	1,157	6.2
CCEAR – Other	13,405	13,478	(0.5)
Adjustment auction (COPEL Distribuição)	-	330	-
Free Customers	1,054	1,044	1.0
CCEE (MCP)	287	339	(15.5)
MRE	6,946	4,501	54.3
Losses and differences	639	479	33.3

  COPEL Distribuição

			GWh
	2010	2009	Var. %
Itaipu	5,306	5,379	(1.4)
CCEAR – COPEL Geração e Transmissão	1,230	1,157	6.2
CCEAR – Other	15,418	14,184	8.7
Adjustment auction COPEL Geração e Transmissão	-	330	-
CCEE (MCP)	384	290	32.3
Itiquira	602	912	(33.9)
Other	2,098	1,705	23.0
Available Power	25,038	23,958	4.5
Captive market	21,304	20,242	5.2
Wholesale	568	524	8.3
CCEE (MCP)	61	237	(74.1)
Losses and differences	3,104	2,955	5.1
Basic network losses	555	590	(5.9)
Distribution losses	2,298	2,236	2.8
CG contract allocation	251	129	94.6

www.copel.com/ri	ri@copel.com
25

2010 Earnings Results

8. Supplementary Information

  8.1 Tariffs

  Average Energy Purchased Tariffs

					R$/MWh
Tariff	Dec/10	Sep/10	Dec/09	Var. %	Var. %
	(1)	(2)	(3)	(1 / 2)	(1 / 3)
Itaipu*	86.32	91.20	87.95	(5.4)	(1.9)
Auction – CCEAR 2005 – 2012	74.57	74.49	70.86	0.1	5.2
Auction – CCEAR 2006 – 2013	87.29	87.12	82.97	0.2	5.2
Auction – CCEAR 2007 – 2014	97.69	96.42	92.87	1.3	5.2
Auction – CCEAR 2007 – 2014 (A-1)	124.59	124.59	118.41	-	5.2
Auction – CCEAR 2008 – 2015	104.87	104.78	99.74	0.1	5.1
Auction – CCEAR 2008 – H30	131.16	131.21	124.65	-	5.2
Auction – CCEAR 2008 – T15**	162.27	162.27	154.22	-	5.2
Auction – CCEAR 2009 – 2016	117.32	117.22	112.08	0.1	4.7
Auction – CCEAR 2009 – H30	140.22	140.22	133.26	-	5.2
Auction – CCEAR 2009 – T15**	158.59	158.59	150.73	-	5.2
Auction – CCEAR 2010 – H30	140.57	137.33	-	2.4	-
Auction – CCEAR 2010 – T15**	149.45	149.45	-	-	-
* Furnas transport charge not included

  **Average auction price restated according to the IPCA inflation index. The price comprises in fact three components: a fixed component, a variable component, and expenses at the Electric Energy Trading Chamber (CCEE). The cost of the latter two components is dependent upon the dispatch of facilities according to the schedule set by the National System Operator (ONS).

  Average Energy Retail Tariffs

					R$/MWh
Tariff	Dec/10	Sep/10	Dec/09	Var. %	Var. %
	(1)	(2)	(3)	(1 / 2)	(1 / 3)
Residential	293.54	294.14	262.35	(0.2)	11.9
Industrial*	207.69	217.29	181.36	(4.4)	14.5
Commercial	257.86	261.46	228.74	(1.4)	12.7
Rural	173.63	173.65	156.24	-	11.1
Other	200.54	204.04	177.85	(1.7)	12.8
Retail distribution average rate	238.75	243.10	213.51	(1.8)	11.8
Without ICMS
* Free customers not included

  Average Energy Supply Tariffs

					R$/MWh
Tariff	Dec/10	Sep/10	Dec/09	Var. %	Var. %
	(1)	(2)	(3)	(1 / 2)	(1/ 3)
Auction CCEAR 2005 - 2012	74.35	73.92	70.86	0.6	4.9
Auction CCEAR 2006 - 2013	87.38	86.73	83.24	0.7	5.0
Auction CCEAR 2007 - 2014	97.66	96.74	93.13	1.0	4.9
Auction CCEAR 2008 - 2015	103.60	102.91	98.76	0.7	4.9
Auction CCEAR 2009 - 2016	118.45	118.11	113.03	0.3	4.8
Wholesale Concessionaires – State of Paraná	135.65	135.71	145.46	-	(6.7)

www.copel.com/ri	ri@copel.com
26

2010 Earnings Results

  8.2 Main Operational and Financial Indicators

December 31, 2010
Generation
COPEL GET power plants	18 (17 hydro and 1 thermal)
Power plants in which COPEL holds an interest	07 (5 hydro, 1 thermal and 1 wind power)
Total installed capacity of COPEL GET	4.550 MW
Installed capacity of COPEL’s Corporate Partnerships (1)	610 MW
Automated and remote-controlled power plants of COPEL GET	16
Automated and remote-controlled power plants of COPEL’s corporate partnerships	03
COPEL GET’s step-up substations	14 (automated and remote-controlled)

Transmission
Transmission lines	1,913 km
Number of substations	31 (100% automated)
Installed capacity of substations	10,302 MVA

Distribution (up to138 kV)
Distribution networks and lines	181,994 km
Number of substations	351 (100% automated)
Installed capacity of substations	9,630 MVA
Number of municipalities served	393
Number of localities served	1,111
Number of captive customers	3,759,399
DEC (outage duration per customer, in hours and hundredths of an hour)	11.46
FEC (outage frequency per customer)	9.6 times

Telecommunication
Optical cable – main ring	6,358 km
Self-sustained optical cable	11,270 km
Number of cities served	242
Number of customers	980

Administration
Number of employees (wholly owned subsidiaries)	8,907
COPEL Geração e Transmissão	1,744
COPEL Distribuição	6,657
COPEL Telecomunicações	506
Customer per distribution employee	565

Financial
Book value per share	R$ 40.31 per share
EBITDA	R$ 1,476.0 million
Liquidity (current ratio)	1.6

  Note:
  (1) Proportional to the capital stake.

www.copel.com/ri	ri@copel.com
27

2010 Earnings Results

  8.3 Conference Call for the 2010 Results

       Presentation by Mr. Lindolfo Zimmer – CEO, with the participation of Mr. Maurício Schulman – Chairman of the Board of Directors, and Mr. Ricardo Portugal Alves – Chief Financial and Investor Relations Officer.

Date:	Wednesday, March 30, 2011
Time:	10:00 a.m. (US EST)
Telephone:	(+1 786) 924 6977
Code:	COPEL

       Live webcast of the conference call will be available on www.copel.com/ri

       Please connect 15 minutes before the call.

Investor Relations – COPEL
ri@copel.com

Telephone:	Fax:
+55 (41) 3222-2027	+55 (41) 3331-2849

  The information contained in this press release may contain forward-looking statements that reflect the management’scurrent view and estimates of future economic circumstances, industry conditions, company performance, and financialresults. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do notdescribe historical facts such as statements regarding the declaration or payment of dividends, the direction of futureoperations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors ortrends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning ofthe U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is noguarantee that these results will actually occur. The statements are based on many assumptions and factors, includinggeneral economic and market conditions, industry conditions and operating factors. Any changes in such assumptions orfactors could cause actual results to differ materially from current expectations.

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28

  SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
  Date: March 29, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

  FORWARD-LOOKING STATEMENTS

  This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.